

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 6010

August 7, 2008

Mr. Laurence A. Madison
Chief Financial Officer
Sector 10, Inc.
14553 South 790 West #C
Bluffdale, Utah 84065

      Re: Sector 10, Inc.
                Form 10-KSB for the Year Ended March 31, 2008
                Filed July 15, 2008
                File No. 000-24370

Dear Mr. Madison:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2008

Consolidated Financial Statements, page 13

Consolidated Statements of Shareholders' Deficit, page 16

1.   We note that you reflect the changes in your shareholders' deficit for the years ended
        December 31, 2002, 2003, 2004, 2005, 2006 and the period from December 31, 2006
        through March 31, 2008, a period of 15 months. Please note that your financial
        statements should not be presented for any periods longer than 12 months. In addition,
        we note that the presentation does not appear to be consistent with the audited periods
        referred to in your auditor's report which refer to the consolidated statements of
        stockholders equity (deficit) for the years ended March 31, 2008 and 2007 and from
        inception of the development stage on September 16, 2002 through March 31, 2008.
        Please tell us what your fiscal year end was for these periods and whether or not you
        changed it and when. Tell us why the audit report is not consistent with the periods
        presented in the statement and why you presented a period in excess of 12 months.

Note 1. Organization and Business Operations, page 18

2.   You disclose that the company "acts as the sales distribution company for Sector 10
        Holdings products." We also note that Sector 10 Holdings and related parties own
        approximately 84% of your stock. Please tell us and disclose in future filings, including
        any amendments, the significant terms of your distribution agreement with Sector 10
        Holdings. Refer to SFAS 57.

Note 3. Reverse Merger, page 19

3.   We note that in the reverse acquisition, only 75% of Sector 10 Services was transferred to
        the company. Please tell us how you are accounting in the financial statements of Sector
        10, Inc. for the other 25% ownership interest of Sector 10 Services held by Sector 10
        Holdings.

Note 11. Subsequent Events, page 22

4.   You disclose that you obtained a third-party valuation of the network with business at
        $20 million. While in future filings management may elect to take full responsibility for
        valuing the network, if you choose to continue to refer to the expert in any capacity,
        please revise future filings, including any amendments, to name the independent
        valuation firm. In addition, please note that if you intend to incorporate your Form 10-
        KSB by reference into any registration statement, you will be required to include the
        consent of the independent valuation firm as an exhibit to the registration statement.

5.   Please tell us and disclose in future filings all of the significant terms of the agreement related to the network. In this regard, please tell us in more detail the nature of the asset that is being purchased, why its valuation is $20 million and how the company plans to use this asset in the future. Discuss whether or not there have been any sales historically of these products. Tell us the valuation method used and any significant assumptions underlying the valuation. Discuss how you considered your relationship with Sector 10 Holdings in valuing this asset. Tell us the carrying value of the asset on their books as of the date of transfer.

6.   We note that you entered into an agreement with Edward Johnson on May 11, 2008. We refer to your Form 8-K dated April 14, 2008. Please tell us why you did not include disclosure of this agreement in your Form 10-KSB.

Item 8A. Controls and Procedures, page 24

7.   You disclose that "[t]he Company's certifying officer has concluded that the Company's disclosure controls and procedures are effective in reaching that level of assurance." You also disclose that "[b]ased on the foregoing, [y]our Chief Executive Officer and Chief Financial Officer concluded that [y]our disclosure controls and procedures were effective." And you disclose that "[b]ased on that evaluation, [y]our President concluded that [y]our disclosure controls and procedures as of the end of the period covered by [that] report were effective such that the information required to be disclosed by [you] in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to [y]our management, including [y]our President, as appropriate to allow timely decisions regarding disclosure." As such, it appears that you provided three separate conclusions regarding whether or not your disclosure controls and procedures are effective. In future filings, including any amendments, please only provide one conclusion that is consistent with Item 307 of Regulation S-K, or tell us why the current presentation is appropriate.

8.   Also, the disclosure in future filings, including any amendments, should include the conclusion of both your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures, consistent with Item 307 of Regulation S-K.

9.   Further, we note your disclosure that "[t]he Company's disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching the Company's desired disclosure control objectives. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures." Please revise future filings, including any amendments, to

state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

10.   You disclose that "[t]here have been no significant changes in [y]our internal controls or in other factors that could significantly affect internal controls subsequent to the date the Company completed its evaluation." You also disclose that "[t]here were no changes in the Company's internal controls over financial reporting, known to the chief executive officer or the chief financial officer that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting." To the extent that your disclosure was provided to address Item 308(c) of Regulation S-B or S-K which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes or changes known to your CEO and CFO that could affect your internal control over financial reporting subsequent to the date of your evaluation. Please correct the disclosure in future filings, including any amendments, to address all changes or advise us.

11.   You disclose that "[y]our management, with the participation of the President, evaluated the effectiveness of the Company's internal control over financial reporting as of March 31, 2008." And, "[b]ased on this evaluation, [y]our management, with the participation of the President, concluded that, as of March 31, 2008, [y]our internal control over financial reporting was effective." As noted by Rule 13a-15(c), your evaluation of internal control over financial reporting should include the participation of your principal executive and principal financial officers, or persons performing similar functions. In future filings please include the conclusions of both of your principal executive and principal financial officers, or persons performing similar functions, or tell us why the current disclosure complies.

12.   It appears that the company has relied upon temporary Item 308T. If true, in future filings, including any amendment, where you rely upon this item, please include a statement, consistent with Item 308T(a)(4), in substantially the following form: "This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report."

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant